For immediate release
Fairmont, Kingdom and Bank of Scotland
Launch European-Focused Joint Venture
- Monte Carlo Grand Hotel is First Acquisition for New Joint Venture -

TORONTO, December 22, 2004 - Fairmont Hotels & Resorts Inc. (Fairmont) (TSX/NYSE: FHR), Kingdom Hotels International (Kingdom) and Bank of Scotland Corporate, a division of HBOS plc announced today that they have formed a joint venture to invest in luxury hotels in key European markets.

The joint venture will have a potential buying capacity of £800 million (US$1.5 billion) and will be equity funded 50% by Bank of Scotland, 25% by Fairmont and 25% by Kingdom. The partners anticipate making equity contributions of up to £200 million (US$390 million). The hotels acquired by the joint venture will be managed by Fairmont and Bank of Scotland will provide debt financing for the joint venture. Cedar Capital Partners will serve as managers and investment advisors for the joint venture.

The joint venture’s first investment is the purchase of the Monte Carlo Grand hotel in Monaco, a 619-room landmark property on one of the most coveted stretches of the Côte d'Azur. The purchase of the hotel by the joint venture has been completed and the property will be flagged “The Fairmont Monte Carlo” in March 2005. The new owners expect to invest US$50 million in refurbishment.

“We are delighted to extend our relationship with Kingdom and Bank of Scotland through this joint venture,” said William R. Fatt, CEO Fairmont Hotels & Resorts. “Coming on the heels of our agreement to manage London’s Savoy Hotel on completion of sale, this agreement marks another important milestone in the global expansion of the Fairmont brand and adds Monte Carlo to our list of world renowned Fairmont hotel destinations.”

“As a long-term investor in Fairmont and Fairmont hotel properties, we believe our joint venture’s focus on European luxury hotel acquisitions is an excellent strategic choice for growth”, said HRH Prince Alwaleed bin Talal bin AbdulAziz Alsaud, Chairman of Kingdom.

Peter Cummings, Managing Director Bank of Scotland Corporate added, “We are very confident in the expertise and capacity of our joint venture partners to command a strong presence in Europe and develop the properties acquired to the very highest standards of quality and financial performance.”

About the Monte Carlo Grand Hotel
Designed to echo the sleek elegance of an ocean liner and architecturally avant garde since it opened in 1975, this modern palace hotel hugs the coastline directly below the famous casino. One of Europe’s best-known and largest convention resorts, the Monte Carlo Grand contains 32,300 feet of premium function space along with five restaurants and bars, a spa, an outdoor pool with sea views and a newly renovated Fitness Center. The hotel’s 619 rooms offer expansive views of the principality and the Mediterranean.

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About Fairmont Hotels & Resorts Inc. (Fairmont)
Fairmont is one of North America's leading owner/operators of luxury hotels and resorts. Fairmont's managed portfolio consists of 81 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

About Kingdom
Kingdom is owned by a trust for the benefit of HRH Prince Alwaleed bin Talal bin AbdulAziz Alsaud and his family. Prince Alwaleed, directly or through trusts and other entities for the benefit of himself and his family, has made substantial investments in multiple sectors including banking, hotels, media, telecommunications, technology, construction and real estate, entertainment, and upscale fashion, among numerous others. Significant hotel-related investments include interests in Fairmont Hotels & Resorts, Four Seasons Hotels & Resorts, the George V Hotel and Mövenpick Hotels & Resorts, covering more than 260 hotels throughout the US, the Middle East and Africa. Significant investments in other sectors include interests in Citigroup, News Corp., Time Warner, Motorola, Apple Computers, Ballast Nedam, Canary Wharf, Disneyland Paris, Saks Inc. and Kingdom Center.

About Bank of Scotland Corporate
Bank of Scotland Corporate is part of leading UK financial services group, HBOS plc. It has a reputation for excellence in the provision of corporate finance, delivering innovative funding solutions across a range of markets. The Bank has established a strong record in funding Joint Ventures. Since setting up its Joint Ventures team in 2000, it has provided total funding of over £10 billion across more than 130 investments. Typically, the Bank invests in vertical (integrated) funding opportunities (i.e. debt plus equity) and weighty equity stakes (typically 25-50%) with the Bank being pro-active in driving value.

About Cedar Capital Partners
Cedar Capital Partners is a specialist hotel investment firm that invests and asset manages equity capital on behalf of institutions and high net worth individuals on a global basis. The firm was founded by Ramsey Mankarious and is comprised of industry professionals with backgrounds in hotel finance, operation, acquisition and development.

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CONTACTS
Fairmont Hotels & Resorts Inc.
Media:	Investors:
Laura Fairweather	Denise Achonu
Executive Director, Public Relations	Director, Investor Relations
Tel: 416.874.2404	Tel: 416.874.2485
Email: communication@fairmont.com	Email: investor@fairmont.com
Website: www.fairmont.com	Website: www.fairmont.com/investor

Bank of Scotland Corporate
Mark Elliott
Head of Media Relations
Tel: 44.131.243.5572
Email: mark_elliott@bankofscotland.co.uk
Website: http://www.hbosplc.com/media/home.asp

Kingdom
Charles S. Henry
President
Hotel Capital Advisers, Inc.
Tel: 1.212.599.5151
Email: Chuck@HCAdvisers.com

Cedar Capital Partners
Ramsey N. Mankarious
Chief Executive Officer
Tel: +44 20 7431 0457
E-mail: ramsey@cedarcp.com
Website: www.cedarcp.com

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